March 8, 2005

Securities and Exchange Commission 500 North Capital Street Washington, D.C. 20549 Attention: Daniel F. Duchovny	MARK I. FISHER 212-940-8877 E-mail Address mark.fisher@kmzr.com Direct Fax Number (212) 935-8405

Re:	The Newkirk Master Limited Partnership Schedule TO filed February 22, 2005 File No. 005-79560

Gentlemen:

The following are our responses to the Staff's comment letter of March 1, 2005 with respect to Schedule TO for The Newkirk Master Limited Partnership filed on February 22, 2005.

Cover Page of Schedule TO-1

1.
Comment:    We note that members of the Newkirk Group own and control the general partner of the partnership (see page 12 of your offer document). The definition of "offeror" includes not only the purchaser of securities in the offer, but also any person or entity on whose behalf the offer is made (see Instruction K(1) to Schedule TO). Please advise us why Mr. Ashner, the Apollo Real Estate limited partnerships (listed in section 10 of your Offer to Purchase), Vornado Realty Trust and your executive officers and directors have not also been identified as offerors in this tender offer. Before drafting your response, please review "Identifying the Bidder in a Tender Offer" in the Division of Corporation Finance's Current Issues and Rulemaking Projects Outline, available on our web site at www.sec.gov for general guidance. Any new offerors in the tender offer must ensure that they independently satisfy the timing, signatory and dissemination requirements of Schedule TO.

  Response:    The offer being made is an issuer tender offer as such term is defined in Rule 13e-4(a)(2). That rule defines an "issuer tender offer" as a tender offer "for, or a request or invitation for tender of, any class of equity securities, made by the issuer of such class of equity security or by an affiliate of such issuer." The current offer is being made directly by the issuer, The Newkirk Master Limited Partnership (the "MLP"), and not by an affiliate. In addition, the Current Issues Outline specifically provides that "the term bidder, for Regulation 14D purposes, does not include an issuer that makes a tender offer for its own securities." The discussion in the Current Issues Outline relating to the identification of the bidder focuses on situations where a separate acquisition entity is formed and does not cover tender offers made directly by an issuer. Accordingly, we do not believe that any additional "offerors" need to be identified in Form TO.

Offer to Purchase

Cover Page

2.
Comment:    We note that the offer price may be reduced due to distributions made between the date of the offer and its expiration date. Please clarify here that if such a distribution occurs and the offer price is reduced, you will extend the tender offer for an appropriate number of days as provided in Rule 14e-1(b). See Section III-B of Exchange Act Release No. 34-43069 (July 24, 2000).

  Response:    If any distributions are made between the date of the offer and the expiration date, the tender offer will be extended as provided in Rule 14e-1(b). We have amended Form TO to make this disclosure.

Risk Factors—Page 4

3.
Comment:    Please revise to include a discussion of all of the material risks of the transaction. For example, you should disclose, if present, any potential risks associated with the lack of an independent agent, such as a depositary, to hold tendered units until payment. See Section III.B.1 of Release No. 34-43069 for guidance.

  Response:    We believe that all material risks relating to the transaction of the type referred to in Release 34-43069 have been disclosed. Specifically, the risk relating to the fact that the purchase price is less than the net asset value is prominently disclosed in a number of places in the Offer to Purchase. In view of the financial condition of the MLP, we do not believe that the lack of a depositary is a risk that needs to be disclosed.

The Tender Offer

Proration; Acceptance for Payment and Payment for Units—Page 5

4.
Comment:    Please clarify the adjustments you expect to make to avoid purchase of fractional units.

  Response:    Fractional units will be purchased and we have amended Schedule TO to make this disclosure.

5.
Comment:    Please revise the language that states that you will pay for units tendered "as promptly as practicable" to state that you will make such payments "promptly" as required by Rule 13e-4(f)(5).

  Response:    Schedule TO has been amended to provide that payments will be made promptly as required by Rule 13e-4(f)(5).

6.
Comment:    Disclose the originally anticipated legal termination date of the partnership as described in the partnership agreement.

  Response:    Schedule TO has been amended to disclose that the term of the MLP continues in perpetuity.

Future Plans—Page 11

7.
Comment:    Please revise your disclosure to state, if true, that you and your affiliates have no current intention to acquire additional units. Also, on a supplemental basis, please confirm, if true, that neither you nor any of your affiliates are making this offer with a view toward, or in connection with, any plan or purpose of acquiring units in a series of successive and periodic offers (whether or not at increasing prices) in order to acquire units over time at the lowest possible price at which unit holders are willing to sell.

  Response:    Schedule TO has been revised to disclose that neither the MLP nor its affiliates have any current plans to acquire additional units but that additional offers may be made in the future by the MLP in order to provide liquidity to holders of units. Furthermore, except as disclosed in the preceding sentence, the MLP is not making this offer with a view toward, or in connection with, any plan or purpose of acquiring units in a series of successive and periodic offers (whether or not at increasing prices) in order to acquire units over time at the lowest possible price at which unitholders are willing to sell.

Incorporation by Reference, page 10

8.
Comment:    It appears that certain financial information has been incorporated by reference to satisfy Item 10 of Schedule TO. Please provide complete summarized financial information as required by Instruction 6 to Item 10 of Schedule TO. Disseminate by mail that information to security holders. Refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance.

  Response:    Financial information contained in reports on Form 10K and Form 10Q has been incorporated by reference. In this connection, we want to point out that it is the policy of the MLP to send copies of all reports on Form 10K and Form 10Q to all unitholders. Accordingly, copies of all filings on Form 10K and Form 10Q containing financial information that has been incorporated by reference have previously been mailed to all unitholders. Since the last mailing to unitholders which contained the Form 10Q for the quarter ended September 30, 2004, there have only been 10 transfers by unitholders, all of which involved intra-family transfers which do not count against the annual limitation referred to below. In addition, as disclosed in the Offer to Purchase, there is no established trading market for the units and there is no expectation that one will develop in the future. Furthermore, annual transfers are limited to no more than 1.9% of the outstanding units. Under these circumstances and consistent with the response contained in the Telephone Interpretation, we do not believe that the summary financial information is material so as to require dissemination to unitholders.

Background of the Transaction—Page 14

9.
Comment: Your disclosure currently notes that the price offered is that which you are willing to pay for the units. Provide a more precise description of the method underlying the calculation of the offer price, including any assumptions made, and quantify the calculations where practicable. We believe that unit holders need to know what valuation methodologies were used in deciding the amount of the consideration offered. See Section III.B.1 of Release No. 34-43069.

  Response:    The disclosure contained in Section 12 of the Offer to Purchase contains a summary of the discounted cash flow methodology used in determining asset valuations. Additional information is also contained in Section 12 as to the methodology used in arriving at a net asset value for units. The offer price is significantly less than the estimate of the net asset value disclosed in Section 12. That fact is prominently disclosed in a number of places in the Offer to Purchase as well as the fact that the offer price is significantly below the net asset value estimated by the MLP's primary lender. In view of the foregoing, we believe that the disclosure guidelines referred to in Release 34-34069 have been satisfied.

10.
Comment:    Please provide disclosure regarding the conflicts of interest present in your structuring of the offer and the determination of the offered price. See Section III.B.1 of Release No. 34-43069.

  Response:    The Offer to Purchase discloses (i) the substantial ownership interest held by affiliates of the general partner, (ii) the fact that units held by affiliates of the general partner will not be tendered in the offer, (iii) the amount of the increase in the percentage of units held by affiliates if the offer if fully subscribed and (iv) the continued ability of affiliates of the general partner to control substantially all votes of unitholders following completion of the offer. In order to address the comment, Schedule TO has been amended to add the following disclosure: "Affiliates of the general partner currently own approximately 80.4% of the outstanding units and those units will not be tendered in this offer. Accordingly, the general partner had a conflict of interest in structuring the offer and determining the price to be offered."

We have also enclosed a statement signed by the MLP acknowledging the information referred to in the next to last paragraph of the Staff's comment letter.

Please call either Mark Fisher (212-940-8877) or Elliot Press (212-940-6348) should you have any questions.

Sincerely yours,

/s/  Mark I. Fisher

Mark I. Fisher

MIF:bls

March 8, 2005

Securities and Exchange Commission
500 North Capital Street
Washington, D.C. 20549
Attention: Daniel F. Duchovny

  Re:
  The Newkirk Master Limited Partnership
  Schedule TO filed February 22, 2005, as amended on March 8, 2005
  File No. 005-79560

Gentlemen:

Reference is made to the above-referenced Form TO, as amended ("Form TO"), filed by The Newkirk Master Limited Partnership (the "MLP") with respect to an offer by the MLP to purchase 99,455 units of limited partnership interest in the MLP.

The MLP hereby acknowledges that:

1.
The MLP is responsible for the adequacy and accuracy of the disclosure made in Form TO;

2.
Staff comments or changes to disclosure in response to Staff comments to the Form TO reviewed by the Staff do not foreclose the Commission from taking any action with respect to Form TO; and

3.
The MLP may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE NEWKIRK MASTER LIMITED PARTNERSHIP

By:
MLP GP LLC
General Partner

By:
Newkirk MLP Corp.
Manager

By:	/s/ PETER BRAVERMAN Peter Braverman Executive Vice President